Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated November 17, 2021

Registration No. 333-260188

Renasant Corporation

$200,000,000.00

3.00% Fixed to Floating Rate Subordinated Notes due 2031

Term Sheet

Issuer:	Renasant Corporation (the “Company”)

Security:	3.00% Fixed to Floating Rate Subordinated Notes due 2031 (the “Notes”)

Aggregate Principal Amount:	$200,000,000.00

Ratings:	BBB by Kroll Bond Rating Agency
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	November 17, 2021

Settlement Date:	November 23, 2021 (T + 4)

Final Maturity Date (if not previously redeemed):	December 1, 2031

Coupon:	3.00% per annum, from and including the Settlement Date, to, but excluding December 1, 2026 or the earlier redemption date, payable semi-annually in arrears. From and including December 1, 2026 to, but excluding, the maturity date or earlier redemption date, a floating per annum rate equal to a Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the preliminary prospectus supplement relating to the Notes under “Description of the Subordinated Notes—Interest”) plus 191 basis points, payable quarterly in arrears, provided, however, that in the event the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Interest on the Notes will be payable on June 1 and December 1 of each year through, but not including, December 1, 2026 or the earlier redemption date, and quarterly thereafter on March 1, June 1, September 1, and December 1 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on June 1, 2022.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	During the fixed rate period, 30/360 to but excluding December 1, 2026; during the floating rate period, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of December 1, 2026, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the preliminary prospectus supplement relating to the Notes under “Description of the Subordinated Notes—Redemption”).

Special Redemption:	The Company may redeem the Notes at any time prior to their maturity, including prior to December 1, 2026, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include providing capital to support its organic growth or growth through strategic acquisitions, redeeming or repaying indebtedness, financing investments, capital expenditures and for investments in Renasant Bank (the “Bank”) as regulatory capital.

Price to Public:	100.00%

Ranking:	The Notes will be the Company’s unsecured, subordinated obligations and:

•   will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the prospectus supplement under “Description of the Subordinated Notes—Subordination”);

• will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all of its future general creditors;

•   will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including the $60 million aggregate principal amount of the Company’s 5.00% Fixed-to-Floating Rate Subordinated Notes due September 1, 2026, the $40 million aggregate principal amount of its 5.50% Fixed-to-Floating Rate Subordinated Notes due September 1, 2031 and the $100 million aggregate principal amount of its 4.50% Fixed-to-Floating Rate Subordinated Notes due September 15, 2035;

•   will rank senior in right of payment and upon the Company’s liquidation to any of the Company’s existing junior subordinated debentures and any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes, including the existing $20.6 million aggregate principal amount of the Company’s Floating Rate Junior Subordinated Debentures due 2033, the $32.0 million aggregate principal amount of its Floating Rate Junior Subordinated Debentures due 2035, the $12.4 million aggregate principal amount of its Floating Rate Junior Subordinated Debentures due 2035, the $10.3 million aggregate principal amount of its Floating Rate Junior Subordinated Debentures due 2035, the $30.9 million aggregate principal amount of its Floating Rate Junior Subordinated Debentures due 2036, the $5.2 million aggregate principal amount of its Floating Rate Junior Subordinated Debentures due 2037, the $5.2 million aggregate principal amount of its Floating Rate Junior Subordinated Debentures due 2038, and the $3.1 million aggregate principal amount of its Floating Rate Junior Subordinated Debentures due 2038; and

•   will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including, without limitation, depositors of the Bank, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of September 30, 2021, on a consolidated basis the Company had, in the aggregate, outstanding liabilities of $14.0 billion, which included $13.3 billion of deposits. In addition, as of September 30, 2021, the Company had no indebtedness that would rank senior to the Notes, $207.2 million that would rank pari passu with the Notes, and $111.2 million that would rank subordinate to the Notes.

CUSIP/ISIN:	75970E AE7 / US75970EAE77

Lead Book Running Manager:	Keefe, Bruyette & Woods, Inc.

Active Book Running Managers:	Piper Sandler & Co. Stephens Inc.

Co-Manager:	Raymond James & Associates, Inc.

The Company expects that delivery of the Notes will be to investors on or about the Settlement Date indicated above, which will be the fourth business day following the trade date of November 17, 2021 (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes will initially settle in four business days (T+4), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the notes prior to their date of delivery should consult their advisors.

The Company has filed a shelf registration statement (File No. 333-260188) (including a base prospectus) and a related preliminary prospectus supplement dated November 17, 2021 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that shelf registration statement, the Preliminary Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the Preliminary Prospectus Supplement if you request it by calling Keefe, Bruyette & Woods, Inc. toll-free at (800) 966-1559.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.